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                                    FORM 6-K
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                       Pursuant to Section 13a-6 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of: May 2005

                                    001-31609
                            (Commission File Number)

                           --------------------------

                                Telkom SA Limited
                 (Translation of registrant's name into English)

                               Telkom Towers North
                                152 Proes Street
                                  Pretoria 0002
                          The Republic of South Africa
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                     Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); |_|

        Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                            Yes |_| No |X|

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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        On June 2, 2005, Telkom SA Limited ("Telkom"), announced its intention to reduce ADSL prices and prices for international private leased circuits from August 1, 2005. A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or by officers, directors or employees acting on behalf of Telkom, that are not statements of historical facts, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically
Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom's actual results or outcomes to differ materially from its expectations are those risks identified in Item 3. "Key Information-Risk Factors" contained in Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and Telkom's other filings and submissions with the SEC, which are available on Telkom's website at www.Telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment and further liberalization of the telecommunications market; continued reductions in Vodacom's and Telkom's net interconnect margins; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt; the outcome of legal or arbitration proceedings, including the outcome of Telkom's hearing before the Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies Incorporated and others; the impact of the Municipal Property Rates Act; Vodacom's and Telkom's ability to expand their operations in other African countries; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; fluctuations in the value of the Rand and inflation rates; Telkom's ability to retain key personnel; and other matters not yet known to Telkom or not currently considered material by Telkom.


You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom is required by law to update these statements, Telkom will not necessarily update any of these statements after the date of this report, either to conform them to actual results or to changes in its expectations.

  Exhibit      Description
  -------      -----------



99.1 Announcement, dated June 2, 2005, issued by Telkom SA Limited ("Telkom"), announcing its intention to reduce ADSL prices and prices for international private leased circuits from August 1, 2005.


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                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 TELKOM SA LIMITED



                                                 By: /s/ Kaushik Patel
                                                 -------------------------------
                                                 Name:  Kaushik Patel
                                                 Title: Chief Financial Officer


Date:   June 2, 2005